UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) April 30, 2021

CYTONICS CORPORATION

(Exact name of issuer as specified in its charter)

Florida	20-8883869
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

658 West Indiantown Road, Suite 214, Jupiter, Florida 33458

(Full mailing address of principal executive offices)

(561) 406-2864

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series C Preferred Stock

Item 7. Departure of Certain Officers.

On April 30, 2021, Antonio Carvalho resigned from all positions with CYTONICS CORPORATION, a Florida corporation (the “Company”). Mr. Carvalho served as the Chief Executive Officer and Chief Financial Officer of the Company from February 2019 until April 30, 2021 and as a director of the Board of Directors of the Company from January 2018 until April 30, 2021.

Item 9. Other Events

Appointment of Interim Executive and Financial Officer

On April 30, 2021, the Company appointed Joey Bose as its Interim Chief Executive and Financial Officer effective on the same date. Mr. Bose is the President of the Company and has served in such capacity starting in May of 2018. Mr. Bose was appointed as a member of the Company’s Board of Directors in November of 2020.

Mr. Bose has over 10 years’ experience in biotechnology research development and investment banking. His principal activities include coordinating capital raising efforts, initiating clinical trials for two lead drug candidates, filing and maintaining patent protection of intellectual property, and identifying strategic buyers and out-licensing opportunities for the company. From August 2017 to May 2018, Mr. Bose served as the VP of Investment Banking from Affinia Capital, LLC. From August 2015 to August 2017, Mr. Bose served as an Associate of Investment Banking at CG Capital Markets, LLC. From August 2012 to August 2015, Mr. Bose was a graduate student engaged in academic research at Johns Hopkins University. Mr. Bose began his R&D career at the University of Virginia where he developed a novel assay to measure phosphatase activity in the context of cancer biology. He continued his graduate studies in protein engineering at Johns Hopkins University, where he elucidated cell signaling pathways dysregulated in blood cancers. He went on to pursue a career in biotechnology investment banking at a number of boutique banks in Palm Beach County, Florida. He holds a B.S. in Biomedical Engineering from the University of Virginia and a M.S. in Biomedical Engineering from Johns Hopkins University.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 3, 2021	CYTONICS CORPORATION

	By:	/s/ Joey Bose
Joey Bose
Interim Chief Executive and Financial Officer